SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Announcement dated March 27, 2007 relating to the Registrant’s continuing connected transactions.

1.2	Press release dated March 29, 2007 relating to the Registrant’s launch of its Indonesian operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

Handset Supply Agreements

The Directors announce that on 27 March 2007, conditional Handset Supply Agreements are entered into with H3G PS pursuant to which each of HTCL and Partner may from time to time, with effect from 1 January 2007 and for an initial period of three years, elect to purchase Handsets from H3G PS for the purpose of their respective 3G business, on the terms and conditions set out in the respective Handset Supply Agreements.

Each of HTCL and Partner is an indirect non wholly-owned subsidiary of the Company. H3G PS is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company.

The sale and purchase of Handsets contemplated under the Handset Supply Agreements constitute non-exempt continuing connected transactions for the Company under the Listing Rules and the entering into of these agreements is subject to (i) the reporting and announcement requirements under Chapter 14A of the Listing Rules, and (ii) the approval by the Independent Shareholders by poll at the EGM, and the proposed annual caps for the transactions contemplated under the HTCL Handset Supply Agreement are subject to approval by the Independent Shareholders by poll at the EGM.

Thai Marketing Agreement with CAT Telecom

Prior to the listing of the Shares on the Stock Exchange, a waiver was granted to the Company from strict compliance with the relevant requirements under the Listing Rules in respect of the exclusive marketing services agreed to be provided to CAT Telecom pursuant to the Thai Marketing Agreement. The annual caps for each of the three years ended 31 December 2006 for the Non-exempt Thai Continuing Connected Transactions for the Company have expired and the Company now wishes to propose, subject to obtaining Independent Shareholders’ approval, the annual caps for those transactions where the relevant percentage ratios exceed 2.5% for each of the three years ending 31 December 2009.

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in connection with certain matters of the Additional Continuing Connected Transactions and the Non-exempt Thai Continuing Connected Transactions after taking into account the opinion to be issued by the Independent Financial Adviser to be appointed to issue an opinion to the Independent Board Committee and the Independent Shareholders covering such matters as are required under the Listing Rules. A circular giving further details of the Additional Continuing Connected Transactions and the Non-exempt Thai Continuing Connected Transactions, including an opinion from the Independent Board Committee regarding relevant matters of the Additional Continuing Connected Transactions and the Non-exempt Thai Continuing Connected Transactions to the Independent Shareholders and an opinion from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders is expected to be despatched to the Company’s shareholders as soon as reasonably practicable.

ADDITIONAL CONTINUING CONNECTED TRANSACTIONS – HANDSET SUPPLY AGREEMENTS

1. HTCL Handset Supply Agreement

Date:	27 March 2007
Parties:	(1) H3G PS as supplier
(2) HTCL as customer

Condition: Upon approval of Independent Shareholders having been obtained

Terms: Upon invitation by H3G PS, HTCL may offer, and is thereby irrevocably committed to purchase Handsets on substantially the same terms and conditions as the sale and purchase of handsets offered by handset vendors to H3G PS other than as to the unit prices.

Duration: An initial period of three years from 1 January 2007 and thereafter automatically renewed on each third anniversary of 1 January 2007 for three successive periods of three years unless terminated earlier by either party in accordance with the specified terms.

Annual Caps: The proposed annual cap, subject to approval of the Independent Shareholders for each of the three financial years ending 31 December 2009 is HK$1,500 million, HK$1,800 million and HK$2,000 million respectively.

2. Partner Handset Supply Agreement

Date:	27 March 2007
Parties:	(1) H3G PS as supplier
(2) Partner as customer

Condition: Upon the fulfilment or waiver (as the case may be) of all such requirements as are applicable to HTIL or HWL under the Listing Rules in respect of the transactions contemplated under the Agreement from time to time.

Terms: Upon invitation by H3G PS, Partner may offer, and, if such offer was made, is thereby irrevocably committed to purchase Handsets on substantially the same terms and conditions as the sale and purchase of handsets offered by handset vendors to H3G PS other than as to the unit prices.

Duration: On similar terms as described above for the HTCL Handset Supply Agreement.

Annual Caps: The annual cap for each of the three financial years ending 31 December 2009 is HK$230 million, HK$196 million and HK$214 million respectively.

The above annual caps are proposed by reference to the existing scale and operations of 3G businesses of HTCL and Partner, as the case may be, the prevailing and expected market conditions, projected product lives and demand, expected mobile phone penetration in the population, expected growth in subscribers, network expansion and changes in handset technology in the relevant market in Hong Kong, Macau and Israel in the three years ending 31 December 2009.

REASONS FOR, AND BENEFITS OF, ENTERING INTO THE ADDITIONAL CONTINUING CONNECTED TRANSACTIONS

By entering into the conditional Handset Supply Agreements, the Group will have the opportunity to benefit from the economies of scale maximised by H3G PS in contrast to the buying power of individual group companies when H3G PS enters into bulk purchase handset supply agreements with handset vendors and thereby securing volume discounts and other favourable supply terms by purchasing handsets in large volumes.

GENERAL

Each of HTCL and Partner is a licensed operator of Universal Mobile Telecommunications Services and carries on, amongst other things, 3G businesses in Hong Kong and Israel, respectively, and is an indirect non wholly-owned subsidiary of the Company.

H3G PS is an indirect wholly-owned subsidiary of HWL, and is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. HWL and its subsidiaries operate and invest in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy, infrastructure, finance and investments; and telecommunications.

The sale and purchase of Handsets contemplated under the Handset Supply Agreements, constitute non-exempt continuing connected transactions for the Company under the Listing Rules and are subject to (i) the reporting, announcement and annual review requirements under Listing Rule 14A.34; and (ii) the approval by the Independent Shareholders by poll at the EGM under Listing Rule 14A.35, and the proposed annual caps for the transactions contemplated under the HTCL Handset Supply Agreement are subject to approval by the Independent Shareholders by poll at the EGM. The applicable percentage ratios in respect of the aggregate purchases of Handsets by each of HTCL and Partner from H3G PS for the period from 1 January 2007 to 28 February 2007 do not exceed 0.1%. The Company does not expect the applicable percentage ratios in respect of the aggregate purchases of Handsets by HTCL from H3G PS for the period from 1 January 2007 to the expected date of the EGM to exceed 2.5%. HWL and its associates will abstain from voting on the resolutions to be proposed at the EGM in relation to the entering into of the Additional Continuing Connected Transactions and the approval of the proposed annual caps for transactions contemplated under the HTCL Handset Supply Agreement.

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in connection with the Additional Continuing Connected Transactions and the relevant proposed annual caps after taking into account the opinion to be issued by the Independent Financial Adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders covering such matters as are required under the Listing Rules. Save for the Independent Board Committee who will provide an opinion to the Independent Shareholders in respect of the Additional Continuing Connected Transactions, the Board

considers the transactions contemplated under the Handset Supply Agreements to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

ONGOING CONTINUING CONNECTED TRANSACTIONS

BACKGROUND

Reference is made to the sections headed “Connected transactions exempt from independent shareholders’ approval requirement” and “Connected transactions requiring independent shareholders’ approval” of the Prospectus. The Previous Waiver was granted by the Stock Exchange from strict compliance with the relevant requirements under the Listing Rules in respect of the Reported Continuing Connected Transactions.

Each of the applicable percentage ratios calculated with reference to the projected aggregate annual transaction amount in respect of the Ongoing Continuing Connected Transactions (except the Non-exempt Thai Continuing Connected Transactions) for the year ending 31 December 2007 will not exceed 0.1% and hence each of such transactions constitutes a continuing connected transaction for the Company under the Listing Rules which is exempt from all reporting, announcement and independent shareholders’ requirements of the Listing Rules.

NON-EXEMPT THAI CONTINUING CONNECTED TRANSACTIONS

Thai Marketing Agreement with CAT Telecom

On 14 August 1996, the Thai Marketing Agreement was entered into between Hutchison CAT and CAT Telecom pursuant to which Hutchison CAT has been providing exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand. Hutchison CAT has been responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sales services and other supplementary services relating to such sales and marketing activities. Hutchison CAT has been marketing CAT Telecom’s CDMA 2000 1X network services under the Hutch brand name and receives a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers. Under the Thai Marketing Agreement, Hutchison CAT is also liable to pay to CAT Telecom certain network operating expenses. The Thai Marketing Agreement is effective until 21 April 2015.

The major terms and conditions of the transactions contemplated under the Thai Marketing Agreement as summarised on pages 210 to 211 of the Prospectus have remained unchanged.

Financial assistance by the Group to connected persons in Thailand

The Group has had the following funding arrangements in Thailand with respect to the Company’s connected persons:–

Pursuant to the Hutchison Wireless Shareholders’ Agreement, the Group advanced to GMRP an interest-free loan of THB4.35 million (or approximately HK$1.03 million) on 13 October 2000, for GMRP to acquire its initial equity interest in Hutchison Wireless, secured by pledges to the Group of its shares in Hutchison Wireless. This loan has no fixed repayment date but is repayable upon the transfer of the shares in Hutchison Wireless held by GMRP to the Group, if the option arrangements were ever exercised. The Group has agreed to make interest-free advances to GMRP to enable the latter to maintain an aggregate 41% interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless.

Pursuant to the PKNS Shareholders’ Agreement, the Group advanced to DPBB an interest-free loan of THB127,500 (or approximately HK$30,000) on 12 October 2000, for DPBB to acquire its 51% interest in PKNS, secured by pledges to the Group of its shares in PKNS. This loan has no fixed repayment date but is repayable upon the transfer of the shares in PKNS held by DPBB to Light Power, if the option arrangements were ever exercised. The Group has agreed to make interest-free advances to DPBB to enable the latter to meet any future equity contribution obligations for the purpose of maintaining its 51% shareholding in PKNS.

The major terms and conditions of the funding arrangements as summarised on pages 214 to 215 of the Prospectus have remained unchanged.

HISTORICAL FIGURES

Set out below are the amounts of each category of the Non-exempt Thai Continuing Connected Transactions for the three years ended 31 December 2006:–

		Year ended	Year ended	Year ended
	Transactions	31 December 2004	31 December 2005	31 December 2006

1.	The aggregate revenues to the Group from access fees, monthly services fees and sign-on fees under the Thai Marketing Agreement	HK$747.29 million	HK$834.00 million	HK$991.69 million

	(Annual Cap) Note	HK$1,321 million	HK$2,064 million	HK$2,620 million

2.	The aggregate network operating expenses paid by the Group to CAT Telecom under the Thai Marketing Agreement	HK$24.24 million	HK$18.34 million	HK$14.75 million

	(Annual Cap) Note	HK$34 million	HK$36 million	HK$38 million

3.	Financial assistance to GMRP	THB4.35 million	THB4.35 million	THB4.35 million
		(or approximately HK$1.03 million)	(or approximately HK$1.03 million)	(or approximately HK$1.03 million)

	(Annual Cap) Note	HK$252.6 million	HK$252.6 million	HK$252.6 million

4.	Financial assistance to DPBB	THB127,500	THB127,500	THB127,500
		(or approximately HK$30,000)	(or approximately HK$30,000)	(or approximately HK$30,000)

	(Annual Cap) Note	HK$252.6 million	HK$252.6 million	HK$252.6 million

Note: These are the annual caps for the Non-exempt Thai Continuing Connected Transactions for the three years ended 31 December 2006 as agreed under the Previous Waiver.

PROPOSED ANNUAL CAPS FOR THE NON-EXEMPT THAI CONTINUING CONNECTED TRANSACTIONS

The proposed annual caps for the Non-exempt Thai Continuing Connected Transactions for the three financial years ending 31 December 2009 are as follows:–

		Year ending	Year ending	Year ending
	Transactions	31 December 2007	31 December 2008	31 December 2009

1.	The aggregate revenues to the Group from access fees, monthly services fees and sign-on fees under the Thai Marketing Agreement	HK$1,616 million Note 1	HK$2,535 million Note 1	HK$3,277 million Note 1

2.	The aggregate network operating expenses payable by the Group to CAT Telecom under the Thai Marketing Agreement	HK$17 million Note 2	HK$18 million Note 2	HK$19 million Note 2

3.	Financial assistance to each of GMRP and DPBB	HK$252.6 million Note 3	HK$252.6 million Note 3	HK$252.6 million Note 3

Notes:

1. The new annual caps for the transactions are based on the historical transaction amounts for the three years ended 31 December 2006. The increase in the annual caps is mainly attributed to the expected significant increase in the number of subscribers to the Hutch brand service in Thailand as a result of the expansion in the CDMA 2000 1X network coverage of CAT Telecom from 25 of Thailand’s 76 provinces to all provinces.

2. The new annual caps for the transactions are based on the historical transaction amounts for the three years ended 31 December 2006. The increase in the annual caps is mainly attributed to the expected increase in the operating expenses to expand the network capacity to serve a greater number of subscribers as a result of the expansion in the CDMA 2000 1X network coverage of CAT Telecom from 25 of Thailand’s 76 provinces to all provinces.

3. The new annual caps are the same as the agreed caps under the Previous Waiver.

The Independent Board Committee has been established to give an opinion to the Independent Shareholders in connection with such of the proposed annual caps for the Non-exempt Thai Continuing Connected Transactions where the applicable percentage ratios exceed 2.5% after taking into account the opinion to be issued by the Independent Financial Adviser to be appointed to issue an opinion to the Independent Board Committee and the Independent Shareholders as to whether such proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE PARTIES TO THE NON-EXEMPT THAI CONTINUING CONNECTED TRANSACTIONS

CAT Telecom was established in 2003 to operate the telecommunications business of the former Communications Authority of Thailand, a regulatory agency responsible for regulating international and mobile telecommunications services. CAT Telecom has the right to operate a CDMA2000 1X network. CAT Telecom is a connected person of HTIL by virtue of being a substantial shareholder holding approximately 26% interest of and in Hutchison CAT, one of the Group’s Thai joint ventures which is consolidated as a subsidiary into the Group’s financial statements.

GMRP, an investment holding company, is interested in 41% of the equity interests in Hutchison Wireless whilst DPBB, another investment holding company, is interested in 51% of the equity interests in PKNS. Each of GMRP and DPBB is a connected person of HTIL by virtue of being an associate of a director of BFKT (Thailand) Limited, an indirect non wholly-owned subsidiary of the Company.

LISTING RULES IMPLICATIONS OF THE NON-EXEMPT THAI CONTINUING CONNECTED TRANSACTIONS

As the Stock Exchange has granted a waiver from the strict compliance with the announcement and independent shareholders’ approval requirements in connection with the entering into of the Non-exempt Thai Continuing Connected Transactions under the Thai Marketing Agreement and the applicable percentage ratios in respect of the maximum aggregate proposed caps are, on an annual basis, more than 2.5%, the proposal to set such caps is subject to obtaining the approval of the Independent Shareholders. The Company does not expect the applicable percentage ratios in respect of the aggregate revenues to the Group from access fees, monthly services fees and sign-on fees under the Thai Marketing Agreement for the period from 1 January 2007 to the expected date of the EGM to exceed 2.5%.

As it is expected that the aggregate interest-free loans advanced and to be advanced by the Group to each of GMRP and DPBB under the Hutchison Wireless Shareholders’ Agreement and the PKNS Shareholders’ Agreement, respectively, will be in excess of the 0.1% but less than the 2.5% threshold as set out in Listing Rule 14A.66(2) applicable to financial assistance provided on normal commercial terms, the proposed annual caps for these continuing connected transactions for the Company are subject to the reporting and announcement requirements set out in the Listing Rules.

A circular giving further details of the proposed annual caps for such of the Non-exempt Thai Continuing Connected Transactions where the percentage ratios are in excess of 2.5%, including an opinion from the Independent Board Committee regarding such proposed annual caps to the Independent Shareholders and an opinion from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders as to whether the proposed respective annual caps for these transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole is expected to be despatched to the Company’s shareholders as soon as reasonably practicable.

In this announcement, the following expressions have the following meanings unless the context requires otherwise:–

DEFINITIONS

“Additional Continuing Connected Transactions”	the sale and purchase of Handsets by H3G PS to HTCL and Partner pursuant to the respective Handset Supply Agreements

“affiliates”	in relation to any person, a subsidiary or any holding company of such person and any other subsidiary of any such holding company, and, in relation to HWL only, any other person nominated by HWL as its affiliate for the purposes of the Handset Supply Agreements

“associate”	shall have the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“CAT Telecom”	CAT Telecom Public Company Limited (formerly known as Communications Authority of Thailand)

“Company” or “HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose American depository shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“DPBB”	DPBB (Thailand) Limited, a connected person of HTIL by virtue of being an associate of a director of BFKT (Thailand) Limited, an indirect non wholly-owned subsidiary of the Company

“EGM”	the extraordinary general meeting of the Company to be convened and held for, amongst other things, seeking approval from the Independent Shareholders by poll for entering into the Handset Supply Agreements, the proposed annual caps for the transactions contemplated under the HTCL Handset Supply Agreement and the proposed annual caps for certain of the Non-exempt Thai Continuing Connected Transactions

“GMRP”	GMRP (Thailand) Limited, a connected person of HTIL by virtue of being an associate of a director of BFKT (Thailand) Limited, an indirect non wholly-owned subsidiary of the Company

“Group”	the Company and its subsidiaries

“H3G PS”	H3G Procurement Services S.à r.l., an indirect wholly-owned subsidiary of HWL

“Handset Supply Agreements”	collectively, HTCL Handset Supply Agreement and Partner Handset Supply Agreement

“Handsets”	handsets or other devices relating to the 3G business of HTCL and/or Partner (as the context may require)

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hutchison CAT”	Hutchison CAT Wireless MultiMedia Limited, which is consolidated as a subsidiary of HTIL in its combined financial statements and is incorporated in Thailand

“HTCL”	Hutchison Telephone Company Limited, an indirect non wholly-owned subsidiary of the Company

“HTCL Handset Supply Agreement”	the handset supply agreement dated 27 March 2007 and made between H3G PS as supplier and HTCL as customer

“Hutchison Wireless”	Hutchison Wireless MultiMedia Holdings Limited, a company of which HTIL holds approximately 80% of the voting rights

“Hutchison Wireless Shareholders’ Agreement”	the shareholders’ agreement dated 16 October 2000 and made between Hutchison Telecommunications Investment Ltd, an indirect wholly-owned subsidiary of the Company, GMRP and three other minority shareholders with respect to Hutchison Wireless

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and a substantial shareholder of the Company

“Independent Board Committee”	an independent committee of the Board, comprising all the Independent Non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion to the Independent Shareholders in relation to the terms of the Additional Continuing Connected Transactions, the proposed annual caps for the transactions contemplated by the HTCL Handset Supply Agreement and the proposed annual caps for such of the Non-exempt Thai Continuing Connected Transactions where the applicable percentage ratios are in excess of 2.5%

“Independent Shareholders”	in respect of any matter proposed to be approved by shareholders of HTIL, those who do not have any material interests in such matter other than by virtue of their shareholding in HTIL

“Light Power”	Light Power Telecommunications Limited, an indirect wholly-owned subsidiary of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Non-exempt Thai Continuing Connected Transactions”	the transactions as contemplated under the Thai Marketing Agreement

“Ongoing Continuing Connected Transactions”	the continuing connected transactions of the Company set out in the sections headed “Connected transactions exempt from independent shareholders’ approval requirement” and “Connected transactions requiring independent shareholders’ approval” on pages 207 to 216 of the Prospectus, including the Non-exempt Thai Continuing Connected Transactions, which form part of the subject of the Previous Waiver

“Partner”	Partner Communications Company Ltd., a company incorporated under the laws of Israel and whose shares are listed on NASDAQ, the London Stock Exchange and the Tel Aviv Stock Exchange, and an indirect non wholly-owned subsidiary of the Company

“Partner Handset Supply Agreement”	the handset supply agreement dated 27 March 2007 and made between H3G PS as supplier and Partner as customer

“percentage ratios”	shall have the same meaning ascribed to that expression in the Listing Rules

“PKNS”	PKNS (Thailand) Limited, a company of which HTIL holds approximately 95% of the voting rights

“PKNS Shareholders’ Agreement”	the shareholders’ agreement dated 16 October 2000 and made between Light Power and DPBB with respect to PKNS

“Previous Waiver”	the waiver dated 30 September 2004 granted to the Company by the Stock Exchange from strict compliance with the disclosure and/or independent shareholders’ approval requirements as stipulated in Chapter 14A of the Listing Rules in connection with the Reported Continuing Connected Transactions

“Prospectus”	the prospectus of the Company dated 30 September 2004

“Reported Continuing Connected Transactions”	all the non-exempt continuing connected transactions as set out in the sections headed “Connected transactions exempt from independent shareholders’ approval requirement” and “Connected transactions requiring independent shareholders’ approval” on pages 207 to 216 of the Prospectus, the subject matter of the Previous Waiver

“Shares”	ordinary shares in the capital of HTIL with a nominal value of HK$0.25 each

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Listing Rule 1.01

“Thai Marketing Agreement”	the marketing agreement dated 14 August 1996 entered into between Hutchison CAT and CAT Telecom (as amended on 1 April 1997, 16 October 2000 and 11 August 2003)

“THB”	Thai Baht, the lawful currency of Thailand

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

For the purpose of this announcement and for reference only, exchange rate of HK$0.236 to THB1.00 is adopted.

As at the date of this announcement, the Directors are:
Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Independent Non-executive Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan

(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)

Mr. Martin Wolfgang MICHLMAYR

(Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN

(Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu

(Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

(Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 27 March 2007

Exhibit 1.2

Hutchison Telecom launches Indonesian operation

Hong Kong, 29 March 2007 - Hutchison Telecommunications International Limited (SEHK: 2332, NYSE: HTX; “Hutchison Telecom”) today announced the launch of its Indonesian mobile operation PT Hutchison CP Telecom (“HCPT”). HCPT is a partnership of Hutchison Telecom and the Charoen Pokphand Group. The Company commits to providing GSM mobile telephony services under the 3 brand with 3G network services overlaid in Jakarta initially.

In a market where the majority of the population is underserved in terms of GSM mobility, HCPT aims to satisfy the demand through the most innovative and customer-oriented products and services on the market, an extensive distribution network and simple, creative and best-value tariff plans.

At launch, HCPT’s network covers most of the Java Island and the company intends to expand its coverage to the Sumatra within 2007 and commence service in Kalimantan and Sulawesi by the end of 2008.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “With one of the largest populations in the region and a low wireless penetration rate, Indonesia is an extremely attractive market that fits well with the Group’s model of pursuing growth and creating value in dynamic markets.”

“The huge growth potential combined with Hutchison Telecom’s international expertise and proven track record in driving growth in new markets make us confident that Indonesia will soon become one of our principal growth markets in the years to come,” Mr Lui added.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.